FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Dividends payment 2026. Installment 2 of 3

Ciudad Autónoma de Buenos Aires, June 18, 2026

Dividends Payment. Installment 2 of 3.

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 28, 2026, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 15, 2026 and the Board of Directors meeting held on May 26, 2026, the payment of Installment 2 of the cash dividend will be made in the amount of $23,003,675,041 (that is $37.5441433549 per share, representing 3754.4143354952% of the capital stock of $612,710,079) to its shareholders to its existing shareholders in the Bank’s share register as of July 1, 2026 ("Record Date") from July 6, 2026 ("Payment-Date"),

General terms and conditions of dividend payment

Payment date: July 6, 2026

Record Date: July 1, 2026.

Payment in Pesos will be made available from the indicated date, through Caja de Valores S.A located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m., where they must comply with the required procedures and the settlements will be carried out in accordance with the regulatory deadlines.

It is expressly established that the share holdings of the Shareholders registered on the record date of each installment will be the only ones taken into account for the purposes of paying the declared dividend.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the record date and/or payment dates may differ from those reported here.

Tax withholdings

The following shall be deducted from the dividend distribution, where applicable: i) any amounts timely paid by the Bank in its capacity as Substitute Responsible Party (Responsable Sustituto) for the Personal Property Tax corresponding to the 2025 period for those Shareholders subject to said tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following Article 25 of Law No. 23,966; and ii) the 7% withholding tax established under Article 97 of the Income Tax Law, text ordered in 2019

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 18, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer